BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

EXTRAORDINARY General MEETING

Meeting to be held on January 17, 2022

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 21-W, third paragraph, of CVM Instruction #481 of December 17, 2009, hereby provides its shareholders with the consolidated synthetic voting map of the Extraordinary General Meeting to be held on January 17, 2022 ("General Meeting"). The referred map, annexed herewith, consolidates the remote votes exercised by means of the custody and bookkeeping agents with those received directly by the Company.

São Paulo, January 16, 2022

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.